Exhibit 77 C for 5/31/2008 N-SAR: Submission of Matters to a Vote of Shareholders

First Trust Gallatin Specialty Finance and Financial
Opportunities Fund

At a special shareholder meeting of the Fund held on February 20, 2008, shareholders voted to approve a new investment sub-advisory agreement with Gallatin. Gallatin was previously a wholly-owned subsidiary of A.G. Edwards, Inc. On May 31, 2007, Wachovia Corp. announced that it had reached an agreement in principle with A.G. Edwards, Inc.
under which Wachovia Corp. would acquire A.G. Edwards, Inc.
(the "Acquisition"). The Acquisition was completed on
October 1, 2007. The consummation of the Acquisition resulted in a change of control of Gallatin, which constituted an "assignment" under federal securities laws of the original investment sub-advisory agreement among the Fund, Gallatin and First Trust. Accordingly, the Fund's
Board of Trustees approved an interim sub-advisory agreement with Gallatin effective October 1, 2007, whereby
Gallatin would continue to serve as the Fund's sub-advisor for a maximum period of 150 days. The new sub-advisory agreement, approved by Shareholders on February 20, 2008, is substantially similar to the Fund's original sub-advisory agreement with Gallatin. The number of votes cast in favor of the new sub-advisory agreement was 6,739,848, the number of votes withheld was 6,691,033 and the number of abstentions was 376,629.


The Joint Annual Meetings of Shareholders of the Common
Shares of Macquarie/First Trust Global
Infrastructure/Utilities Dividend & Income Fund, Energy
Income and Growth Fund, First Trust Enhanced Equity Income
Fund, First Trust/Aberdeen Global Opportunity Income Fund,
First Trust/FIDAC Mortgage Income Fund, First Trust
Strategic High Income Fund, First Trust Strategic High
Income Fund II, First Trust/Aberdeen Emerging Opportunity
Fund, First Trust/Gallatin Specialty Finance and Financial
Opportunities Fund and First Trust Active Dividend Income
Fund and Shareholders of the Preferred Shares of First
Trust Tax-Advantaged Preferred Income Fund, was held on
April 14, 2008. At the Annual Meeting, Independent Trustee
Robert F. Keith was elected for a three-year term. The number of votes cast in favor of Mr. Keith was 13,764,464, the number of votes withheld was 173,146 and the number of abstentions was 175,944.